Filed by American Home Mortgage, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-13637
Subject Company: Apex Mortgage Capital, Inc.

Merger of

American Home Mortgage, Inc. ("AHMH")

with

Apex Mortgage Capital, Inc. ("Apex")

2003

Overview and Key Rational

- American Home is merging with Apex and converting to REIT status, it will hold a moderately leveraged portfolio of mortgage securities, the majority of which will be self originated
- American Home's earnings will be diversified between net interest income from mortgage holdings, mortgage origination and mortgage servicing, and will be less cyclical and less dependent on mortgage refinancing activity

	Projected 2004 Earnings Mix	
Earnings Source	No Merger	Proforma With Apex
Mortgage Securities Holdings	0%	47%
Loan Originations	63%	38%
Loan Servicing	27%	15%

- The yield American Home will earn from holding self originated mortgage securities is projected to be significantly advantaged compared to the yield earned by institutions that purchase mortgage back securities
- The merger is projected to be accretive to 2003 EPS and BPS and highly accretive to 2004 EPS and BPS
- REIT status for mortgage holding activities will maximize the tax efficiency of net interest earnings, while operating mortgage origination and servicing activities in a taxable subsidiary will allow for the retained earnings needed for franchise growth

American Home Mortgage

Page 2

Overview and Key Rational

- Typically Mortgage Holdings will be nearly "Match-Funded" and consequently are projected to retain their value regardless of changes in the level of interest rates
- The liabilities funding the holdings will have varying maturities to protect the net value of the mortgage holdings from changes in the shape of the yield curve
- In general the attractive projected yield from the mortgage holdings is not a result of a complex asset management strategy or trading strategy, but is a result of the inherent advantage gained from self originating these holdings
- Risk management, and particularly avoiding undue exposure to changes in the level of rates or shape of the yield curve will be the responsibility of Tom McDonagh, Chief Investment Officer with the assistance of Black Rock Solutions

American Home Mortgage

Page 3

Transaction Overview

Transaction:	Acquisition of Apex Mortgage Capital, Inc. by AHMH
Price:	107.5% of adjusted net book value, or approximately $186 million
Implied Price Per Share:	$6.21*
Consideration:	100% stock acquisition (tax free exchange)
Exchange Ratio:	0.32 American Home Mortgage shares for each Apex share*
Proforma Structure:	New REIT holding company with taxable subsidiary consisting of American Home's origination and serving businesses
Price Collar:	Subject to a three tiered collar structure
Required Approvals:	American Home Shareholders, APEX Shareholders and other customary approvals
Anticipated Closing:	September 30, 2003
Directors & Officers:	Directors & Officers of American Home will become directors and officers or the new REIT

* Based on information currently available

American Home Mortgage

Page 4

Corporate Structure

Corporate Organization Chart

After an Acquisition of Apex and Reorganization of the Company into a Real Estate Investment Trust

Real Estate Investment Trust

Holds Mortgage Backed Securities

Designs Loan Programs, offers those programs through taxable REIT subsidiary American Home Mortgage(AHM), accepts loan applications for those programs from AHM in exchange for fair market consideration, makes loans to AHM customers, securitizes loans made. Loans are serviced for the REIT by its taxable subsidiary CNI

Taxable Subsidiary Mortgage Lender (TSML)
(formerly the American Home Mortgage Holdings business)

Holding Company for American Home Operating, Columbia National and Valley Bank
Consolidating entity for mortgage banking operations

American Home Mortgage Operating (AHM)

Operates branch network, MortgageSelect and American Brokers Conduit (wholesale business)

Columbia National (CNI)

Operates Mortgage Servicing Business

Valley Bank*

Federal Thrift cross -selling customer base & holding escrow deposits

*Pending OTS Approval

American Home Mortgage

Page 5

Mortgage Origination & Servicing Operations

- Will originate approximately $22 billion of 1-4 family residential mortgage loans in 2003
- Rapid Growth into the nation's 14th largest retail lender and 23rd largest lender overall
- Uninterrupted financial and franchise growth since founding in 1988
- Has grown by low cost acquisitions
- Operates MortgageSelect.com, the online solution chosen by Microsoft MSN, Capital One and other large entities seeking outsource solutions
- Highly competitive, highly dynamic culture
- Will benefits from ability to hold certain mortgage products on parents balance sheet, especially as ARM products become more popular

American Home Mortgage
Page 6

Focus on High Credit Quality Borrowers

- More that 80% of the loans are eligible for Fannie Mae, Freddie Mac or Ginnie Mae pooling
- Less than 2% of originations to non-prime borrowers

Q1 2003 Mortgage Loan Originations
Conventional Conforming Fixed 64.8%
Jumbo Fixed loans 5.9%
Adjustable Rate Mortgages 13.7%
Home-equity & Second Mortgage loans .9%
Alternate "A" loans 1.7%
Non-prime loans 1.3%
Construction loans & Bridge loans 0.1%
Government Fixed Rate 11.7%

American Home Mortgage

Page 7

Retail Branch Network

3
3
2
3
1
2
17
1
6
2
2
3
7
8
1
11
1
29
4
2
1
9
6
9
9
12
4
2
4
9

American Home Mortgage originates mortgages through 211 retail branches in 37 states.

American Home Mortgage

Page 8

Rapidly Gaining Scale

Not in the top 30 in 2002, now ranked 23rd

Industry rewards scale which we view as critical

- Supporting Sales Functions
- Terms of Business with Fannie, Freddie
- Borrowing Costs
- Captive Reinsurance

Top 30 Mortgage Originators in 2003
(For 3 Months - Dollars in Billions

Rank	Lender	2003 1Q Volume	2003 Market Share
1	Washington Mutual, WA	$ 109.31	13.30%
2	Wells Fargo Home Mortgage, IA	$ 103.08	12.60%
3	Countrywide Financial, CA	$ 102.40	12.50%
4	Chase Home Finance, NJ	$ 61.95	7.60%
5	Bank of America Mtg. & Affiliates, NC	$ 32.61	4.00%
6	ABN AMRO Mortgage Group, MI	$ 30.95	3.80%
7	GMAC Mortgage Corp., PA	$ 25.12	3.10%
8	National City Mortgage Co., OH	$ 25.02	3.10%
9	CitiMortgage Inc., MO	$ 22.83	2.80%
10	Cendant Mortgage Corporation, NJ	$ 17.37	2.10%
11	Principal Residential Mortgage, Inc., IA	$ 15.53	1.90%
12	GMAC-RFC, MN	$ 15.25	1.90%
13	Flagstar Bank, MI	$ 15.06	1.80%
14	First Horizon Home Loans, TX	$ 12.23	1.50%
15	SunTrust Mortgage Inc., VA	$ 10.20	1.20%
16	GreenPoint Mortgage Funding Inc., CA	$ 9.33	1.10%
17	US Bank Home Mortgage, MN	$ 7.97	1.00%
18	RBC Mortgage Co., IL	$ 7.07	0.90%
19	Golden West Financial, CA (World Savings)	$ 6.94	0.80%
20	Ohio Savings Bank, OH	$ 6.51	0.80%
21	IndyMac, CA	$ 6.30	0.80%
22	HSBC Mortgage Corporation, NY	$ 6.18	0.80%
23	**American Home Mortgage Holdings, Inc., NY**	**$ 6.05**	**0.74%**
23	Irwin Mortgage Corp., IN	$ 5.48	0.70%
24	Wachovia/First Union Mortgage Corp., NC	$ 5.48	0.70%
25	BB&T Mortgage, NC	$ 5.18	0.60%
26	BancOne Mortgage, IN	$ 5.15	0.60%
27	CitiFinancial, NY	$ 4.77	0.60%
28	New Century Financial Corporation, CA	$ 4.70	0.60%
29	Option One Mortgage, CA	$ 4.53	0.60%
30	Net Bank, SC	$ 4.36	0.50%
	Total Mortgage Originations:	$ 820.00	100.00%

Source: Inside Mortgage Finance, Copyright 2003

Note: American Home Mortgage Holdings, Inc. originations shown pro forma including acquisitions of Principal Residential Mortgage, Inc. - Retail Division and American Mortgage.

American Home Mortgage

Page 9

Significant Servicing Asset

Servicing Portfolio by Investor as of March 31, 2003

Investor	UPB	WANR	WASF	VALUE $ in Millions	VALUE % of UPB	VALUE Multiple
Fannie Mae	$ 4,064.5	6.55%	0.282%	$ 32.0	0.79%	2.8
Freddie Mac	353.5	6.0%	0.340%	2.6	0.75%	2.2
Ginnie Mae	2,691.3	7.01%	0.483%	57.7	2.15%	4.4
Housing	579.5	6.33%	0.254%	2.9	0.50%	2.0
Private	232.9	6.67%	0.215%	1.0	0.44%	2.1
Total	$7,921.9	6.67%	0.349%	$ 96.3	1.22%	3.5

American Home Mortgage

Page 10

Outstanding Financial Results

American Home's Results For Three Full Years Since Initial Public Offering

Industry Loan Originations

$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Billions
$1,046
$2,026
$2,613
2000
2001
2002

AHM Loan Originations

$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Millions
68% CAGR
$3,043
$7,766
$12,196
2000
2001
2002

AHM Market Share	29%	38%	47%

Revenue Growth

$250
$200
$150
$100
$50
$0
Millions
66% CAGR
$58.3
$128.1
$232.8
2000
2001
2002

Earnings

$40
$35
$30
$25
$20
$15
$10
$5
$0
Millions
94% CAGR
$5.4
$25.5
$39.5

Earnings Per Share

$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
61% CAGR
$0.63
$2.14
$2.65
2000
2001
2002

Book Value Per Share

$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
53% CAGR
$3.10
$7.58
$11.08
2000
2001
2002

Working Capital Cycle

Old Working Capital Cycle

Make Loan to Consumer

Draw from a warehouse line of credit to fund the advance

Sell Loan Into Secondary Mortgage Market

Options:
1. Sell Loan and Servicing
2. Sell Loan and Retain Servicing
3. Securitize Loan and Sell Resulting Securities While Retaining Servicing

Repay Warehouse Line with Cash Received From Sale

New Working Capital Cycle

Make Loan to Consumer

Draw from a warehouse line of credit to fund the advance

Path of Mortgage to Be Sold

Sell Loan Into Secondary Mortgage Market

Options:
1. Sell Loan and Servicing
2. Sell Loan and Retain Servicing
3. Securitize Loan and Sell Resulting Securities While Retaining Servicing

Repay Warehouse Line with Cash Received From Sale

Path of Long-Term Mortgage Holdings

Securitize Loan & Hold Resulting Securities

Retain Servicing

Repay Warehouse Line with Draw on Securities Holding's Funding Source such as Termed Repurchase Agreements

American Home Mortgage

Expected Mortgage Holdings

(After Transition Period)

- Apex was acquired to obtain REIT capital but its asset management strategy is being discontinued
- Assets will be replaced by low-risk adjustable rate loans held in securitized form utilizing approximately ten times leverage
- Holdings, after a transition period, are expected to be primarily self-originated 6 month and 1 year ARMS and self-originated 3-1 and 5-1 hybrid ARMS
- Associated liabilities are expected to be termed repurchase agreements and or interest rate swaps
- Assets will be primarily Agency and AAA rated securities
- Assets are expected to be highly liquid

American Home Mortgage

Page 13

Expected Return From Self Originated Mortgage Securities

Self Originated Loans	6m ARMs	1/1 ARMs	3/1 ARMs	5/1 ARMs
Gross Coupon	3.65%	3.50%	3.50%	3.75%
Credit enhancement	-0.20%	-0.20%	-0.20%	-0.20%
Servicing	-0.25%	-0.25%	-0.25%	-0.25%
Origination Cost Amortitization	-0.12%	-0.09%	-0.05%	0.00%
Net Yield	3.08%	2.96%	3.00%	3.30%
Less Borrowing Cost	-1.04%	-1.06%	-1.22%	-1.81%
Net Spread	2.04%	1.90%	1.78%	1.49%
Spread Leverage 10x's	20.40%	19.00%	17.80%	14.90%

American Home Mortgage

Page 14

Return Advantage From Self Originated vs. Market Purchased Securities

Self Originated Loans	6m ARMs	1/1 ARMs	3/1 ARMs	5/1 ARMs
Gross Coupon	3.65%	3.50%	3.50%	3.75%
Credit enhancement	-0.20%	-0.20%	-0.20%	-0.20%
Servicing	-0.25%	-0.25%	-0.25%	-0.25%
Origination Cost Amortitization	-0.12%	-0.09%	-0.05%	0.00%
Net Yield	3.08%	2.96%	3.00%	3.30%
Less Borrowing Cost	-1.04%	-1.06%	-1.22%	-1.81%
Net Spread	2.04%	1.90%	1.78%	1.49%
Spread Leverage 10x's	20.40%	19.00%	17.80%	14.90%
Market Securities	**6m ARMs**	**1/1 ARMs**	**3/1 ARMs**	**5/1 ARMs**
Current Coupon	3.38%	3.50%	3.70%	4.25%
Yield	2.77%	2.51%	2.59%	2.77%
Less Borrowing Cost	-1.04%	-1.06%	-1.22%	-1.81%
Net Spread	1.73%	1.45%	1.37%	0.96%
Spread Leverage 10x's	17.30%	14.50%	13.70%	9.60%
Difference	**3.10%**	**4.50%**	**4.10%**	**5.30%**

American Home Mortgage

Page 15

Portfolio Composition

Other 8%
7/1 ARMs 8%
6m ARMs 18%
1/1 ARMs 17%
5/1 ARMs 26%
3/1 ARMs 25%

American Home Mortgage
Page 16

Projected Portfolio

Returns & Characteristics

	Predominantly Self Originated Assets	Predominantly Market Purchased Assets	Predominantly Self Originated Assets With Half Year Additional Duration
Yield on Assets	3.10%	3.04%	3.19%
Borrowing Cost	1.29%	1.66%	1.11%
Net Interest Spread	1.81%	1.38%	2.08%
Gross ROE with 10x leverage	18.10%	13.80%	20.80%
Duration	0.17	0.21	0.67
Protected Against Yield Curve Re-Shaping	Yes	Yes	No

- Self originated assets offer greater expected returns with less risk than that of market purchase assets even when those assets are not match-funded

American Home Mortgage

Page 17

Portfolio Sensitivity

	-100 bp's	-50 bp's	0 bp's	+50 bp's	+100 bp's	Flattener	Steepener
Predominantly Self Originated Assets	17.86%	18.62%	18.10%	16.23%	12.87%	17.57%	18.46%
Predominantly Market Purchased Assets	10.90%	13.51%	13.70%	11.36%	6.82%	14.08%	13.79%
Predominantly Market Purchased Assets With Half Year Additional Duration	20.86%	20.19%	17.20%	11.78%	4.26%	17.59%	17.26%

- In changing environments, match-funded self originated asset values and asset returns are protected against changes in interest rates and changes in the yield curve
- Self originated assets out perform purchase assets even when exposed to mismatch

American Home Mortgage

Page 18

Financial Results & Projections
(Dollars In Millions)

	2002 Actual	2003 Forecast		2004 Forecast	
	Without REIT	Without REIT	With REIT [1]	Without REIT	With REIT
Industry Originations per Fannie Mae	2,613,000	3,680,000	3,680,000	2,012,000	2,012,000
Company Loan Originations	12,196	21,842	21,842	12,917	12,917
Company Market Share	0.47%	0.59%	0.59%	0.64%	0.64% [2]
Loan Origination Revenue (% of Originations)	1.97%	1.86%	1.86%	1.82%	1.82%
Mortgage Securities Holdings (End of Year)	-	-	2,514	-	2,736
Revenue	232.8	447.3	458.3	272.4	310.8
Earnings	39.5	67.9	78.6	46.3	83.4
Earnings Per Diluted Share	2.65	3.93	4.00	2.67	3.10
Dividend Per Avg. Basic Share	0.13	0.41	1.01 [3]	0.67	2.20 [3]
Book Value (End of Year)	164	225	405	260	433
Book Value Per Basic Share (End of Year)	11.31	13.10	15.15	15.11	16.19
Avg. Basic Shares Outstanding	14.5	17.0	19.4	17.0	26.5
Avg. Diluted Shares Outstanding	14.9	17.3	19.7	17.3	26.9

[1] Assuming merger occurs on 9/30/03 and AHM shares are exchanged assuming a price of $19.43257 (20 day volume wtd. avg. through 7/11/03)

[2] Market share gains in 2004 are a result of completed franchise acquisitions. No further acquisitions forecasted here.

[3] Includes dividends funded by a loan from taxable mortgage subsidiary to REIT

American Home Mortgage

Page 19

Peer Group Analysis
Information as of July 11, 2003

Company Name	Ticker	2002 Orig. (5) ($B)	Closing Price ($)	Market Value(1) ($M)	Price/ Book(2) (x)	Div/ Share ($)	Annualized Dividend Yield (%)	Price Earnings LTM(3) (x)	Price Earnings 2003F (x)	Price Earnings 2004F (x)
REITS with Origination Capabilities that invest substantialy in Prime Credit Mortgage Loans or Securities										
Redwood Trust	RWT	3.3	40.96	680.1	1.40	2.60	6.35	11.27	11.39	10.27
Thornburg Mortgage	TMA	2.3	26.82	1,584.3	1.60	2.40	8.95	11.75	9.71	9.55
Group Average		**2.8**		**1,132.2**	**1.50**	**2.50**	**7.65**	**11.51**	**10.55**	**9.91**
American Home Mortgage With REIT *	**AHMH**	**12.2**	**21.19**	**566.9**	**1.45**	**2.20**	**10.38**	**7.04**	**5.30**	**6.84**
REITS with Origination Capabilities that invest substantially in Sub-Prime Credit Mortgage Loans or Securities										
Impac Mortgage Holdings (Alt-A)	IMH	5.2	16.40	806.8	2.30	2.00	12.20	9.51	7.83	7.53
Novastar Financial(4) (Sub-Prime)	NFI	2.8	72.85	803.9	3.71	9.00	12.35	12.93	8.44	7.54
Group Average		**4.0**		**805.4**	**3.01**	**5.50**	**12.27**	**11.22**	**8.14**	**7.54**
Mortgage REITS without Origination Capabilities										
Annaly Mortgage Management(4)	NLY		20.41	1,895.0	1.57	2.40	11.76	8.72	8.69	8.80
Anworth Mortgage Asset(4)	ANH		16.07	514.7	1.46	1.80	11.20	13.06	8.58	8.30
MFA Mortgage Investments(4)	MFA		10.41	552.8	1.28	1.12	10.76	8.93	8.33	8.14
Group Average				**987.5**	**1.44**	**1.77**	**11.24**	**10.24**	**8.53**	**8.41**

** American Home Mortgage proforma assumptions:*
EPS assumes Apex acquired 9/30/03 and shares exchanged assuming AHM trading at $19.43257 (20 day wtd. Avg. through 7/11/03)
Book Value for American Home is forecasted book value at 6/30/03 Dividend Yield for American Home Mortgage is 2004 forecast

(1) Market Value equals the market value of equity, or stock price multiplied by number of shares outstanding
(2) Book equals the book value of equity includes second quarter 2003 capital raises
(3) LTM equals the latest twelve months as reported by SNL Datasources
(4) Includes most recent capital raisies
(5) Excludes Bulk Acquisitions

Source: *SNL Datasource & Bloomberg*

Conclusions

- Combining a mortgage securities holding business with a mortgage origination/servicing business materially enhances the returns and lowers the risk from the securities
- The mortgage origination franchise will continue to grow after the merger through the same drivers that have propelled growth to date and will continue to retain earnings
- Mortgage securities holdings and associated liabilities will be short term and near match-funded to minimize risk
- The merger is accretive to earnings and book value and makes earnings more predictable and much less susceptible to rising interest rates
- Given the company's July 11 share price, the merger increases market capitalization from $365 million to $567 million
- Given the company's July 11 share price, the new combined company trades at a substantial discount to other REITs with small prime mortgage origination businesses

American Home Mortgage
Page 21

Safe Harbor Statement

This release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between American Home Mortgage Holdings, Inc. (“American Home”) and Apex Mortgage Capital, Inc. (“Apex”). Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; the potential fluctuations in American Home’s or Apex’s operating results; American Home’s or Apex’s potential need for additional capital; the direction of interest rates and their subsequent effect on American Home’s or Apex’s business; federal and state regulation of mortgage banking; competition; American Home’s ability to attract and retain skilled personnel; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of American Home and Apex; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger and the general economic environment. Neither American Home nor Apex is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that American Home and Apex have filed and will file with the Securities and Exchange Commission because they contain important information.

American Home and Apex will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage, Inc., 520 Broadhollow Road, Melville, NY 11747, Attention: Alan B. Horn, or by telephone at (516) 949-3900. You may obtain documents filed with the SEC by Apex free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Los Angeles, California 90017, Attention: David DeVito, or by telephone at (213) 244-0000.

American Home and Apex, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of American Home and Apex in connection with the merger. Information about the directors and executive officers of American Home and their ownership of American Home shares is set forth in the proxy statement for American Home’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Apex and their ownership of Apex stock is set forth in the proxy statement for Apex’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.